Exhibit 99.1

FBS Global Limited Announces 1-for-10 Share Consolidation

Singapore – September 24, 2026 – FBS Global Limited (Nasdaq: FBGL) (“FBS” or the “Company”) today announced that, at the extraordinary general meeting of shareholders held on September 13, 2026, its shareholders passed an ordinary resolution approving a one-for-ten reverse stock split (the “Share Consolidation”) of the Company’s issued and unissued ordinary shares of a par value of US$0.001 each (the “Ordinary Shares”), which had previously been recommended by the Company’s board of directors (the “Board”). The Share Consolidation is subject to and conditional upon, and will be effected immediately upon, the Company obtaining clearance or authorization from The Nasdaq Stock Market LLC (“Nasdaq”). Beginning September 28, 2026, the Company’s Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on a split-adjusted basis under the same symbol “FBGL” but with a new CUSIP number, G3337S117, and a new par value of US$0.01 per share.

As a result of the Share Consolidation, each ten Ordinary Shares issued and outstanding will automatically be consolidated into one Ordinary Share without any action on the part of shareholders who hold their shares in brokerage accounts or “street name.” Shareholders holding certificated shares are expected to receive instructions from the Company’s transfer agent, VStock Transfer, LLC, regarding procedures for exchanging share certificates. No fractional shares will be issued upon the Share Consolidation. Instead, the Board is authorized to settle any fractional entitlements, either by rounding them up to the nearest whole share or by arranging for the sale of the shares representing fractions and distributing the net proceeds to the shareholders entitled to them.

The Share Consolidation is intended to increase the per share trading price of the Ordinary Shares to satisfy the US$1.00 minimum bid price requirement for continued listing on the Nasdaq Capital Market. Prior to the Share Consolidation, the authorized share capital of the Company is US$500,000 divided into 500,000,000 shares with a par value of US$0.001 each, of which 13,500,000 Ordinary Shares are issued and outstanding. Following the Share Consolidation, the authorized share capital of the Company will be US$500,000 divided into 50,000,000 shares with a par value of US$0.01 each, and the Company will have approximately 1,350,000 Ordinary Shares issued and outstanding. Each shareholder’s proportionate ownership interest will remain unchanged, other than for the treatment of fractional entitlements.

About FBS Global Limited

FBS Global Limited (Nasdaq: FBGL) is a construction and building systems specialist focused on high-specification, execution-driven projects across commercial, industrial and public sector markets. The Company delivers technically complex additions and alterations (A&A), retrofitting, insulation systems, lead-lined drywall partitions, false ceiling installations, and integrated interior build-outs.

With more than 30 years of operating experience, FBS targets projects requiring precision engineering, regulatory compliance expertise and coordinated multi-system execution. The Company is focused on expanding its secured project pipeline, increasing participation in public infrastructure works, and driving disciplined, execution-led growth.

For additional information, please visit the Company’s website at https://www.fbsglobal.com.sg/.

Forward-Looking Statements

Certain statements in this release, including statements regarding the receipt of Nasdaq clearance for, and the timing, implementation and expected effects of, the Share Consolidation and the Company’s continued listing on Nasdaq, constitute forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “forecast,” “project,” “intend,” “expect,” “plan,” “should,” “would,” and similar expressions and all statements, which are not historical facts, are intended to identify forward-looking statements. These forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors, any of which could cause the Company to not achieve some or all of its goals or the Company’s previously reported actual results, performance (finance or operating), including those expressed or implied by such forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”), copies of which may be obtained from the SEC’s website at www.sec.gov. The Company assumes no, and hereby disclaims any, obligation to update the forward-looking statements contained in this press release, other than as required by applicable law.

Contact:

FBS Global Limited

Tel: +65 6285778

Email: finebuild@singnet.com.sg